

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Narrative Company, Inc
Mount Pleasant, SC

We have reviewed the accompanying financial statements of Narrative Company, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 13, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NARRATIVE COMPANY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

September 13, 2019

NARRATIVE COMPANY, INC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 212,729	$ -
Other Current Assets	38,598	
Prepaid Expense	2,422	
TOTAL CURRENT ASSETS	253,749	-
NON-CURRENT ASSETS		
Security Deposits	28,607	-
TOTAL NON-CURRENT ASSETS	28,607	-
TOTAL ASSETS	282,357	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable, Net	37,693	-
TOTAL CURRENT LIABILITIES	37,693	-
NON-CURRENT LIABILITIES		
Related Party Line of Credit	218,855	137,319
Accumulated Interest	11,413	1,161
TOTAL LIABILITIES	267,962	138,480
SHAREHOLDERS' EQUITY		
Common Stock (1,500 shares authorized;	-	-
1,500 issued; $0.00 par value)		
Retained Earnings (Deficit)	14,395	(138,480)
TOTAL SHAREHOLDERS' EQUITY	14,395	(138,480)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 282,357	$ -

NARRATIVE COMPANY, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales	$ 4,799,008	$ -
Cost of Goods Sold	57,017	-
Gross Profit	4,741,991	-
Operating Expense		
Payroll Expenses	1,649,426	-
General & Administrative	388,387	15,542
Consulting	186,824	19,215
Advertising	81,554	95,396
Rent	60,550	-
Legal & Professional	9,185	7,167
	2,375,926	137,319
Net Income from Operations	2,366,066	(137,319)
Other Income (Expense)		
Taxes	(9,110)	-
Exchange Gain/(Loss)	(2,193,790)	-
Interest Expense	(10,291)	(1,161)
Net Income	$ 152,875	$ (138,480)

NARRATIVE COMPANY, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 152,875	$ (138,480)
Change in Accounts Payable	37,693	-
Change in Other Current Assets	(38,598)	-
Change in Security Deposits	(28,607)	-
Change in Prepaid Expenses	(2,422)	-
Net Cash Flows From Operating Activities	120,941	(138,480)
Cash Flows From Financing Activities		
Draws on Related Party Line of Credit	81,536	137,319
Accumulated Interest: Related Party Line of Credit	10,252	1,161
Net Cash Flows From Financing Activities	91,788	138,480
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	212,729	0
Cash at End of Period	$ 212,729	$ 0

NARRATIVE COMPANY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	Common Stock Shares Issued		Retained Earnings		Total Stockholders' Equity
Balance at December 31, 2016			$ -	$	-
Issuance of Stock	1,500	$ -			-
Net Income			(138,480)		(138,480)
Balance at December 31, 2017	1,500	-	$ (138,480)	$	(138,480)
Issuance of Stock					-
Net Income			152,875		152,875
Balance at December 31, 2018	1,500	-	$ 14,395	$	14,395

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Narrative Company ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in South Carolina. The Company operates an online social network platform and derives revenue from niche and brand channel ownership fees, advertising, and issuance of Company-generated tokens (NRVE).

NOTE B- INITIAL COIN OFFERING

Initial Coin Offerings or 'ICOs' have become a prevalent means for developers to sell blockchain tokens or coins to investors. When an ICO is undertaken, the issuer receives consideration in the form of cash or another cryptographic asset, in this event NEO. In exchange, Narrative issued a digital token to the parties that provided contributions for the development of the digital token.

The Company conducted an Initial Coin Offering (ICO) during the first quarter of 2018 for the purpose of raising operating funds. The ICO was managed on the NEO blockchain and exchanged NEO for Company-generated coin tokens (NRVE).

The ICO permitted our officers and directors to sell the Tokens directly to the public with no commission or other remuneration payable to them for any Tokens sold. Our officers and directors rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Token offering occurred in two parts, the first designated as a Pre-Sale in which 242 NEO coin was raised with a cost basis of $29,040 and the public sale which generated 86,674 NEO with a cost basis of $4,170,753.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Exchange Gain or Loss

The Company recognizes gain or loss on trading activity of cryptographic assets, including gain or loss on purchase and disposition of NRVE. The Company's ICO was undertaken and enumerated in a cryptocurrency designated as NEO. When the Company issued NRVE in exchange for NEO, gain was recognized at the average price of NEO on date of exchange. Subsequent cryptocurrency trades were by and for US dollars and Bitcoin, Ether or similar cryptocurrencies available on open, active exchanges. The Company maintains cryptocurrency balances on such exchanges.

Revenue Recognition

The Company recognizes revenue when the amount of revenue and related cost can be reliably measured; it is probable that the collectability of the related receivables is reasonably assured and when the specific criteria for each of the Company's activities are met. Eighty-five percent (85%) of revenue generated and collected by the platform is disbursed to the members of the platform, as rewards. Rewards are calculated and paid out monthly. The Company's fifteen percent (15%) share of revenue is retained for its own use and recognized when rewards are distributed.

Platform

The term platform refers to software that provides a utility or services to users of the software. Publishing content on the platform may be accomplished at no cost to the publisher whereas NRVE ownership is required to participate in certain other activities.

Initial Coin Offering

Initial Coin Offerings or 'ICOs' have become a prevalent means for developers to sell blockchain tokens or coins to investors. When an ICO is undertaken, the issuer receives consideration in the form of cash or another cryptographic asset, in this event NEO. In exchange, Narrative issued a digital token to the parties that provided contributions for the development of the digital token.

White Paper

The Company authored a concept paper, the White Paper, to set out an idea and overall value proposition of prospective operations. The Narrative Specification available at https://spec.narrative.org outlining the development roadmap and key milestones that the Company expects to meet, has superseded the White Paper.

Fiat currency

A fiat currency denotes paper money or coins of little or no intrinsic value in themselves and not convertible into gold or silver but made legal tender by fiat (order) of the government (such as US Dollar or Euro).

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value, and other short-term, highly liquid investments that are readily convertible to known amounts of cash and which is subject to an insignificant risk of changes in value. Unrealized gains and losses arising from changes in cryptocurrency exchange rates are not cash flows.

Utility token

Cryptographic assets include security tokens, asset-backed tokens and utility tokens held by an entity for its own account. Crypto tokens are issued not as a general-purpose medium of exchange, but to provide holders with other rights, including rights to goods or services or certain underlying physical assets. Utility tokens, such as NRVE, are digital tokens based on blockchain technology that provide users with access to a product or service and derive their value from that right. Utility tokens give holders no ownership in a company's platform or assets and, although they might be traded between holders, they are not primarily used as a medium of exchange. Value is derived from the demand for the issuer's service or product.

Cryptocurrencies held for own account

Judgment is required to determine whether cryptocurrencies can be considered cash or a currency. Cryptocurrencies do not have some of the common properties of cash and currency, especially cryptocurrencies are not legal tender and are not issued or backed by any government or state; and cryptocurrencies are currently not capable of setting prices for goods and services directly. In other words, cryptocurrencies might be accepted to settle some transactions, but they are not directly related to the setting of prices for goods or services in an economy. Holding a unit of a cryptocurrency typically does not give the holder a contractual right to receive cash or another financial asset, nor does the cryptocurrency come into existence as a result of a contractual relationship. Moreover, cryptocurrencies do not provide the holder with a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, cryptocurrencies, including NRVE, do not meet the definition of a financial asset.

Non-Cash Compensation

The Company has, as a matter of course, made payments to independent contractors and service providers in the form of its own coin token, NRVE. Payments made with NRVE are recorded at the listed US dollar equivalent closing price as reported on readily available cryptocurrency exchanges.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019- $14,303

2020- $16,449
2021 to Jan 2022- $18,594

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and South Carolina.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2018, the Company has executed notes payable to certain Shareholders, Officers and Directors, in the amount of funds and costs incurred during 2017 and 2018 ("the Related Party Lines of Credit"). The amounts advanced were treated as shareholder advances until formalized as notes in 2019. The amounts payable bear annual interest at 5 percent, payable upon retirement of the notes. Note balances at December 31, 2017 and 2018 are $137,319 and $278,855, respectively.

In addition, the Company has borrowed cryptographic assets from a shareholder in the amount of 294 ETH and 494 GAS. The borrowing has been recorded at the equivalent US dollar value on the date of creation.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F – COMMONLY OWNED COMPANY

The Company has contracted with Social Strata, Inc. for various management and technical services, both as supplier and user of said services. The owners of the Company own a controlling interest in Social Strata. The owners of the Company own a controlling interest in Social Strata. Amounts due to or due from arising from the contracts are paid currently.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 13, 2019, the date that the financial statements were available to be issued.

In 2019, the Company entered into agreements with related parties to provide a line of credit for the Company's use. The outstanding balance accrues interest at the rate of 5% annually. In the third quarter of 2019 the Company undertook additional borrowings under line-of-credit loan commitments made by certain shareholders. Notes payable at publication of financial statements is as follows:

Shareholder	Line Commitment	Funds Advanced	Expiration Date	Interest Rate
Edward O'Neill	160,000	78,418	Dec. 31, 2020	5.00%
Robert Hope	150,000	150,000	Dec. 31, 2020	5.00%
Molly O'Neill	225,000	225,000	Dec. 31, 2020	5.00%
Edward O'Neill	120,000	85,000	Dec. 31, 2021	5.00%
Robert Hope	50,000	35,000	Dec. 31, 2021	5.00%
Molly O'Neill	120,000	80,000	Dec. 31, 2021	5.00%